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                       September 19, 2022

       James Leddy
       Chief Financial Officer
       Chefs' Warehouse, Inc.
       100 East Ridge Road
       Ridgefield CT 06877

                                                        Re: Chefs' Warehouse,
Inc.
                                                            Form 10-K for the
fiscal year ended December 24 , 2021
                                                            File No. 001-35249

       Dear Mr. Leddy:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services